June 18, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction
Ms. Amanda Ravitz, Assistant Director, Office of Manufacturing and Construction
Ms. Kate McHale, Staff Attorney

Re:	Select Interior Concepts, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
CIK No. 0001723866

Dear Mr. Ingram:

This letter is submitted on behalf of Select Interior Concepts, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the draft Registration Statement on Form S-1 (as amended, the “Registration Statement”) confidentially submitted by the Company to the Commission on April 30, 2018 (“Amendment No. 1”), as set forth in your letter dated May 16, 2018 addressed to Mr. Tyrone Johnson, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting to the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments, for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended. We are providing for the Staff’s reference six (6) copies of Amendment No. 2 and the exhibits filed therewith, four (4) copies of which have been marked to show the changes made to Amendment No. 1.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment in boldfaced print. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses refer to Amendment No. 2.

General

1.	Please provide updated financial information in accordance with Rule 3-12 of Regulation S-X.

The Company has provided in Amendment No. 2 updated financial information in accordance with Rule 3-12 of Regulation S-X.

U.S. Securities and Exchange Commission

June 18, 2018

2.	Please ensure you provide required exhibits, including a letter from your former auditor regarding the change in auditor disclosures and currently dated accountants’ consents.

The Company has submitted Exhibits 10.1–10.22, 16.1, and 21.1 as part of Amendment No. 2, and will provide the remaining exhibits, including currently dated accountants’ consents, when the Company initially publicly files the Registration Statement with the Commission.

Summary

Our Company, page 1

3.	We note you disclose pro forma net revenue, pro forma consolidated net loss and pro forma Adjusted EBITDA. We also note, on a reported basis, you disclose and discuss net revenue and Adjusted EBITDA. Please expand your disclosures here and on page 82 to also disclose and discuss your reported net loss, the most directly comparable GAAP measure, with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K.

The Company has revised the disclosure in “Summary—Our Company” (page 1) and “Our Business—Our Company” (page 90) to disclose the Company’s reported consolidated net loss, the most directly comparable GAAP measure to pro forma consolidated net loss.

Summary Historical and Pro Form Consolidated Financial Information

Other Operating and Financial Information, page 16

4.	It appears you present a non-GAAP measure you identify as “Operating income less other expenses”. We are unable to locate a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure as required by Item 10(e)(1)(i)(B) of Regulation S-K or an explanation of how you use this measure. In addition, it does not appear you adequately disclose the reasons why the non-GAAP measures you present are useful to investors. Please refer to the requirements of Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure you present and modify your disclosures accordingly here and on page 60.

The Company has revised the disclosure in “Summary Historical and Pro Forma Consolidated Financial Information” (page 17) and “Selected Historical and Pro Forma Consolidated Financial Information” (page 63) to include the GAAP measures of “Operating income” and “Other expense, net”, instead of the non-GAAP measure of “Operating income less other expenses”.

5.	In regard to your non-GAAP measure, adjusted EBITDA, please address the following:

•	We note numerous disclosures that indicate adjustments relate to “non-recurring costs”; however, we note similar adjustments are presented in each period presented. To the extent adjustments impact several periods, do not refer to them as “non-recurring costs”;

•	In regard to adjustment (a), describe the specific nature of the consulting fees to Trive, explain why you do not believe they are not part of the cost structure required to operate the business, and reconcile these adjustments with the related party costs disclosed in note 15;

U.S. Securities and Exchange Commission

June 18, 2018

•	In regard to adjustments (b) and (c), describe and quantify the specific costs being added back, disclose where the costs are recorded in the historical financial statements, and reconcile these adjustments with disclosures in MD&A.

The Company has revised the disclosure in “Summary Historical and Pro Forma Consolidated Financial Information” (pages 16-20) and “Selected Historical and Pro Forma Consolidated Financial Information” (pages 62-66). The Company has also revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2017 Compared to Year Ended December 31, 2016—Operating Expenses” (page 75) to reconcile the EBITDA adjustments with relevant disclosures in MD&A.

6.	Please present historical and pro forma loss per share disclosures for the year ended December 31, 2017 here and on page 60.

The Company has included additional disclosure in “Summary Historical and Pro Forma Consolidated Financial Information” (pages 17-18) and “Selected Historical and Pro Forma Consolidated Financial Information” (pages 63-64) to present disclosure regarding historical and pro forma loss per share.

7.	Due to the fact that the acquisition of Pental is reflected in your historical balance sheet as of December 31, 2017, it is not clear why you provide pro forma selected balance sheet information here and on page 60. Please clarify or modify your disclosures accordingly.

The Company has revised the tables in “Summary Historical and Pro Forma Consolidated Financial Information” (page 16) and “Selected Historical and Pro Forma Consolidated Financial Information” (page 62) to remove any pro forma balance sheet information for the year ended December 31, 2017.

Narrative to Summary Compensation Table, page 106

8.	We note your revised disclosure in response to comments 4, 5, and 6 of our letter dated February 27, 2018. Please further revise your disclosure to provide more detail with regard to the Board’s use of internal financial targets for the company and individuals when awarding various elements of compensation. Please disclose such targets and how the Board determined the level of award associated with each target. Please disclose whether the Board benchmarks executive compensation against a peer group, and if so, the members of such group.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it believes that because the Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, the Company may provide the scaled disclosure with respect to executive compensation as set forth in paragraphs (m) through (r) of Item 402 of Regulation S-K, and accordingly, the Company is not required to provide the level of detail requested by the foregoing comment (8).

U.S. Securities and Exchange Commission

June 18, 2018

Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill, page F-12

9.	We note goodwill represents a substantial element of your Balance Sheet and your accounting policy states the results of your impairment testing indicate the fair value of your reporting units is not less than their carrying amount. Please modify your disclosure to state, if true, that the results of your impairment testing indicate the fair values substantially exceed the reporting units carrying values. Otherwise, please disclose the percentage by which each reporting units’ fair value exceeds its carrying value here or under Critical Accounting Policies in MD&A. If you performed a qualitative assessment, please clarify that fact.

The Company has revised the disclosure in “Notes to Consolidated Financial Statements—December 31, 2017 and 2016—2. Summary of Significant Accounting Policies” (page F-38) to state that the results of the Company’s impairment testing indicate that the fair values substantially exceed the reporting units carrying values. The Company also included additional disclosure to state that the Company considered a variety of qualitative factors as part of its assessment of goodwill, with the greatest weight placed on the historical revenue, future projections, and specific considerations with respect to each reporting unit.

Note 7. Goodwill and Intangible Assets, page F-26

10.	Please disclose goodwill by reportable segment as required by ASC 350-20-50-1. Please also consider disclosing customer relationships and intangible assets by reportable segment here or in note 16.

The Company has revised the disclosure in “Notes to Consolidated Financial Statements—December 31, 2017 and 2016—7. Goodwill and Intangible Assets” (pages F-51 – F-53) to disclose goodwill, customer relationships, and other intangible assets by reportable segment.

Note 12. Stock Compensation, page F-37

11.	We note your various share-based payment arrangements disclosed in your financial statement footnote. Please expand your disclosures, where relevant, to provide the disclosures contemplated under ASC 718-10-50-2(f)(1-2).

The Company has included additional disclosure in “Notes to Consolidated Financial Statements—December 31, 2017 and 2016—12. Stock Compensation” (pages F-64 – F-65) to describe the method and significant assumptions used to estimate the fair value (or calculated value) of share-based compensation awards.

Note 13. Provision for Income Taxes, page F-40

12.	Please more fully explain how you determined realization of net deferred tax assets is more likely than not as required by ASC 740-10-30-5(e). Please address your assumptions regarding each source of taxable income contemplated by ASC 740-10-30-18.

The Company has included additional disclosure in “Notes to Consolidated Financial Statements—December 31, 2017 and 2016—13. Provision for Income Taxes” (page F-67) to more fully explain the Company’s determination that it is more likely than not that the Company’s deferred tax assets will be realized.

U.S. Securities and Exchange Commission

June 18, 2018

Note 16. Segment Information, page F-43

13.	We note you provide disclosures in Business related to various product lines. Please provide the disclosures contemplated by ASC 280-10-50-40.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it believes that it has adhered to the guidance relating to operating segment disclosures required under ASC-280-10-50-40, and therefore no further breakout is required. Within each reportable operating segment (i.e., RDS and ASG), there are separate products from which the Company derives revenues. Company management has evaluated each reportable operating segment’s product revenue generation for characteristics that would require additional breakout of financial results, and determined that product sales within each of RDS and ASG meet the following criteria:

•	The nature of the products and services are very similar.

•	The Company does not produce any of the products from which it generates revenue in either operating segment. RDS is a distributor, fabricator and installer of interior finishes. ASG is a distributor of stone slabs.

•	In each operating segment, the type of customer from which the Company derives its revenues is highly homogenous within such operating segment (e.g., homebuilders for RDS, and stone fabricators for ASG).

•	The methods used to distribute the products and services are also highly similar. RDS takes delivery of products, generates job-specific packages of materials and delivers them for installation. ASG warehouses slabs of stone countertop material and distributes them to stone fabricators.

•	For each operating segment, the regulatory environment is identical across all products.

In each operating segment, sales of the different products are subject to changes in identical external variables, margins are very similar, competitors are offering very similar collections of products, and most of each operating segment’s customers buy multiple products from the Company.

Furthermore, in each case, the Company’s locations generate revenues from sale of multiple products. These locations are not stand-alone business units, but rather are supported by non-product specific support organizations which include such functions as sales, marketing, purchasing and supply chain management, and corporate administration functions.

Our Chief Operating Decision Maker (“CODM”) reviews financial information at the reportable operating segment level and allocates resources and investment according to criteria presented by such operating segment. While the information reviewed by the CODM will, in some cases, contain information about separate product sales levels, such information is not taken in isolation in making a business decision due to the aforementioned factors.

U.S. Securities and Exchange Commission

June 18, 2018

Unaudited Pro Forma Condensed Consolidated Financial Statements For the Year Ended December 31, 2017

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page F-58

14.	Please modify your 2017 consolidated tax rate adjustment (c), to use the statutory rate in effect during the period. Refer to Instruction 7 of Rule 11-02(b)(8) of Regulation S-X for guidance.

The Company has revised the disclosure in “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements For the Year Ended December 31, 2017—Note 3—Pro forma adjustments—adjustment (c)” (page F-87) to reference the Company’s consolidated effective income tax rate during the period from January 1, 2017 to November 22, 2017, the date of consummation of the November 2017 restructuring transactions.

15.	It is not clear how you determined the pro forma net loss per share for the year ended December 31, 2017. Please clarify or revise your calculation.

The Company has included additional disclosure in “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements For the Year Ended December 31, 2017—Note 1—Basis of presentation” (pages F-86 – F-87) to describe how the Company calculated pro forma net loss per share for the year ended December 31, 2017.

Note 3 – Pro forma adjustments, page F-60

16.	We are unable to locate adjustments (c)-(f), described on page F-60, on your Unaudited Pro Forma Condensed Consolidated Statement of Operations depicted on page F-58. To the extent appropriate, please include the pro forma adjustments you describe.

The Company has revised the disclosure in “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements For the Year Ended December 31, 2017—Note 3—Pro forma adjustments” (page F-87) to remove the previous adjustments (c)-(e) as they are no longer applicable to the calculation of the pro forma condensed consolidated financial information.

17.	We note your adjustment (c) on page F-60 contemplates an adjustment for the effects of new compensation arrangements for key executives. Please explain how this adjustment is directly attributable to the Pental Acquisition. It appears these compensation arrangements may be an extension of the acquisition transaction. Refer to Instruction 6 of Rule 11-02(b) of Regulation S-X.

The Company has revised the disclosure in “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements For the Year Ended December 31, 2017—Note 3—Pro forma adjustments” (page F-87) to remove the previous adjustment (c) as it is no longer applicable to the calculation of the pro forma condensed consolidated financial information.

U.S. Securities and Exchange Commission

June 18, 2018

18.	Similarly, we note in your adjustments (d) and (e), it appears you are contemplating pro forma adjustments related to changes to share-based compensation programs and one-time bonuses paid to executives upon the closing of the Pental Acquisition. It again appears these proposed adjustments may be an extension of the Pental acquisition transaction and not directly attributable to the transaction itself. Please explain your basis for these proposed adjustments.

The Company has revised the disclosure in “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements For the Year Ended December 31, 2017—Note 3—Pro forma adjustments” (page F-87) to remove the previous adjustments (d) and (e) as they are no longer applicable to the calculation of the pro forma condensed consolidated financial information.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 568-3856 or William Wong at (310) 586-7858.

Sincerely,

/s/ Mark J. Kelson
Mark J. Kelson, Esq.

cc:	Tyrone Johnson, Select Interior Concepts, Inc.
Kendall R. Hoyd, Select Interior Concepts, Inc.
William Wong, Esq., Greenberg Traurig, LLP
David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Michael J. Zeidel, Esq., Skadden, Arps, Slate, Meagher & Flom LLP